                                    FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         COMMISSION FILE NUMBER 0-15577
                        FOR THE MONTH OF DECEMBER 1997

                   CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                 (Translation of registrant's name into English)

                            1801 Broadway, Suite 1620
                             Denver, Colorado 80202
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F    X                Form 40-F
                     -----                         -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                           No   X
              ----                         ----

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .

ENCLOSED ARE PRESS RELEASES FOR CONSOLIDATED NEVADA GOLDFIELDS CORPORATION 97-015, 97-016, 97-017, 97-018, 97-019, 97-020, 97-021, 97-022, AND 97-023.

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                            (Registrant)


                            /s/ James S. Stirbis, Jr.
Date:  Dec. 2, 1997         -----------------------------------------------
                            By: James S. Stirbis, Jr. - Corporate Secretary
                                and Treasurer

                    CONSOLIDATED NEVADA GOLDFIELDS CORPORATION

                            N E W S  R E L E A S E

DENVER, COLORADO - JULY 30, 1997                  #97-015
5:00 PM MST


         CONSOLIDATED NEVADA GOLDFIELDS CORPORATION APPOINTS NEW
             DIRECTOR AND SENIOR VICE PRESIDENT - OPERATIONS

Consolidated Nevada Goldfields Corporation announced today the appointment of Donald Worth as a Company Director. Mr. Worth brings to the Board almost 40 years of international mining-industry experience - both operating and financial. He has been a mining specialist with the Canadian Imperial Bank of Commerce since 1964, and was named Vice President of that Bank in 1984. He holds a Master of Applied Science degree in Mining Engineering from the University of Toronto and currently serves as Immediate Past President of the Canadian Institute of Mining, Metallurgy, and Petroleum.

Mr. Worth replaces Richard Atkinson, an independent mining consultant, who had been a Director of the Company since 1991. Wendell Robinson, Chairman of the Board, expressed the Company's appreciation for the time, dedication, and valuable advice given by Mr. Atkinson during his tenure as a Board Member.

The Company also announced the appointment of Jack Haptonstall as Senior Vice President, with overall responsibility for the Company's mining operations. Mr. Haptonstall is uniquely qualified for his new position. He holds an Engineer of Mines Degree from the Colorado School of Mines, and has more than 30 years of mining-industry management and engineering experience, including 22 years experience in Latin America.

Consolidated Nevada Goldfields Corporation is a Denver-based, multi-national mining company, with six producing mines and over 1,300 employees. The Company has reserves of 560,000 ounces of gold, 51 million ounces of silver, 38 million pounds of copper, and 4 million tonnes of barite. The Company currently trades on the Toronto exchange under the symbol KNV, on NASDAQ under the symbol KNVCF, and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol CNV. For further information, please contact: Alex Bissett at (303) 296-3200.

                    CONSOLIDATED NEVADA GOLDFIELDS CORPORATION

                            N E W S  R E L E A S E


DENVER, COLORADO - SEPTEMBER 2, 1997
#97-016
1:00 PM MST


                   CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                         SIGNS ELECTRA GOLD ACQUISITION

Consolidated Nevada Goldfields Corporation (CNGC) announced today that it has signed a definitive agreement with Electra Gold Limited (EGL) and its wholly owned subsidiaries, Electra Mining Corporation and Minerex Resources (US) Inc. (The Subsidiaries), to purchase certain patented and unpatented mineral claims in and around CNGC's Aurora gold mine, located 28 miles southwest of Hawthorne, Nevada. The purchase price is US$2 million, payable US$500,000 in cash and US$1.5 million in shares of CNGC. Closing is scheduled to take place on September 4, 1997.

Under the agreement, the Subsidiaries will keep their respective interests in the heap-leach operations. In addition, EGL and the Subsidiaries will retain responsibility for the reclamation of the heaps as well as the mining and processing operations.

Alex Bissett, President and CEO of CNGC, stated that the purchase of the Electra property would add more than 150,000 ounces of gold reserves to its Aurora operation. This new reserve, when added to the existing Aurora reserve, would be sufficient to justify increasing the current annual production level at Aurora from approximately 13,000 ounces of gold to 25,000 to 30,000 ounces of gold for at least seven years.

Consolidated Nevada Goldfields Corporation is a Denver-based multinational mining company with six producing mining properties and over 1,300 employees. Upon the completion of the purchase of the Electra property, the company reserves will include over 700,000 ounces of gold, 51 million ounces of silver, and 38 million pounds of copper. The Company trades on the Toronto exchange under the symbol KNV, on the NASDAQ under the symbol KNVCF, and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol CNV. For additional information, please contact Shelley Thompson at (303) 296-3200.

                    CONSOLIDATED NEVADA GOLDFIELDS CORPORATION

                            N E W S  R E L E A S E


DENVER, COLORADO - SEPTEMBER 9, 1997
#97-017
1:00 PM MST


                   CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                        ANNOUNCES SECOND QUARTER RESULTS


                              Three Months Ended            Six Months Ended
                                   June 30,                      June 30,
                              1997           1996           1997          1996
                              ----           ----           ----          ----
Ounces of Gold Sold          18,077         14,330         29,671        30,316
Ounces of Silver Sold       486,720          8,670        916,717        20,451
Pounds of Copper Sold     1,280,093        107,601      2,324,248       112,451
Revenue (000's US$)         $ 9,608        $ 4,985        $16,935       $10,643
Net (loss) (000's US$)      $(4,002)       $(3,475)       $(8,240)      $(5,200)
Net (loss) per Share        $ (0.03)       $ (0.06)       $ (0.06)      $ (0.10)

Consolidated Nevada Goldfields Corporation announced that during the second quarter ending March 31, 1997 it reported a net loss of ($4,002,000) or ($0.03) per share on revenues of $9,608,000 from the sale of 18,077 ounces of gold, 486,720 ounces of silver, and 1.3 million pounds of copper, compared to a net loss of ($3,475,000) or ($0.06) per share on revenues of $4,985,000 from the sale of 14,330 ounces of gold, 8,670 ounces of silver, and 107,601 pounds of copper, for the comparable period last year. Included in the net loss were non-cash charges for depletion, depreciation, and amortization of ($3,157,000) and ($2,138,000), respectively. For the six months ended June 30, 1997, the Company reported a net loss of ($8,240,000) or ($0.06) per share on revenues of $16,935,000 from the sale of 29,671 ounces of gold, 916,717 ounces of silver and
2.3 million pounds of copper compared to a net loss of (5,200,000) or ($0.10) per share on revenues of $10,643,000 from the sale of 30,316 ounces of gold, 20,451 ounces of silver and 112,451 pounds of copper for the comparable period last year.

OPERATIONS

The loss for the quarter was primarily attributable to low precious-metal prices, coupled with lower-than-expected metal production at the company's two most important mines, Pachuca in Mexico and Nixon Fork in Alaska.

The PACHUCA operation in the State of Hidalgo, Mexico increased tonnage slightly over first quarter but experienced lower-than-expected head grades. Pachuca produced 465,414 ounces of silver and 2,869 ounces of gold for the quarter. While tonnage throughput improved over first quarter, a blockage of a seven-kilometer tailings pipe, constructed and buried decades ago, kept Pachuca from achieving budgeted production. Material to construct a new bypass tailings line has been ordered and construction on the bypass has begun. With this bypass in place, it is expected that tonnage throughput will increase significantly by the end of the year.

The NIXON FORK operation, while increasing tonnage over third quarter, did not meet budgeted tonnage throughput. Good progress was made in advancing the spiral decline in the Crystal Garnet Mine; however, in April and May ore losses occurred. The Crystal Garnet Mine operation was near target in June, producing 4,488 ounces of gold, and a total of 10,462 ounces for the quarter. Progress was also made in negotiations with a Japanese company which, when completed, will call for the funding of an extensive exploration program in the Nixon Fork district.

The AURORA operation in Nevada operated well during the quarter, producing 3,825 ounces of gold. Negotiations continued for the purchase of a neighboring property containing reserves of approximately 180,000 ounces of gold, which can be mined using open-pit methods. A new feasibility study was completed which showed that the new reserve, combined with the existing Aurora reserve, would justify an expansion of the Aurora process plant from its present capacity of 350 tonnes per day to 700 tonnes per day. With a gold production rate of 25-30,000 ounces per year, the expanded operation would have a life of at least seven years. It is expected the transaction will be completed by the end of the third quarter.

The BAZTAN underground copper operation in the State of Michoacan, Mexico, performed well except for concentrate sales which were limited by Mexican smelter capacities. The stockpile of concentrates continued to build during the quarter; however, in June an agreement was reached with Industrial Mineral Mexico Sociedad Anonima to start taking concentrate deliveries late in the third quarter in quantities that would reduce concentrate inventory. Metallurgical improvements were achieved resulting in significant improvements in concentrate grade.

Metallurgical testing at the MAGISTRAL DEL ORO tailings reprocessing operation in the State of Durango, Mexico, showed it would be uneconomical to continue to agglomerate, stack, and leach old tailings at this property at current gold prices. The company has continued to leach tailings that have already been agglomerated and stacked and will continue to produce small quantities of gold from this property as long as the operation provides a positive cash flow.

The Barita de Sonora operation, in the State of Sonora, Mexico, underperformed during the quarter. The company is considering several options regarding this operation to maximize shareholder value from this asset.

CORPORATE FINANCE

Due diligence work commenced on both legal and engineering issues in conjunction with a restructuring of $30 million of long-term debt by Standard Bank.

Consolidated Nevada Goldfields Corporation is a Denver-based multinational mining company with six producing mining properties and over 1,300 employees. Upon the completion of the purchase of the Electra property, the company's reserves will include over 700,000 ounces of gold, 51 million ounces of silver, and 38 million pounds of copper. The Company trades on the Toronto exchange under the symbol KNV, on the NASDAQ under the symbol KNVCF, and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol CNV. For additional information, please contact Shelley Thompson at (303) 296-3200.

                   CONSOLIDATED NEVADA GOLDFIELDS CORPORATION

                            N E W S   R E L E A S E


DENVER, COLORADO - SEPTEMBER 18, 1997
#97-018
1:00 PM MDT



                   CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                         CLOSES ON ELECTRA ACQUISITION


Consolidated Nevada Goldfields Corporation (CNGC) announced today it has finalized and closed the agreement with Electra Gold Limited (EGL) and its subsidiaries, to acquire patented and unpatented mineral claims in and around CNGC's Aurora project, located 28 miles southwest of Hawthorne, Nevada. The purchase price was US$2 million, payable US$500,000 in cash and US$1.5 million in shares of CNGC.

The acquisition has added 180,000 ounces of gold to CNGC reserves, resulting in total CNGC gold-reserve holdings of 740,000 ounces. The Company has completed a feasibility study, with positive results, of expanding plant operations at Aurora to increase mine and plant production to 700 tonnes per day. The Electra acquisition, in conjunction with planned plant expansion, would raise the production level at Aurora from 13,000 ounces of gold to more than 25,000 ounces of gold per year, while increasing the mine life to at least seven years.

Consolidated Nevada Goldfields Corporation is a Denver-based, international mining company with six producing mining properties and over 1,300 employees. The Company reserves include 740,000 ounces of gold, 51 million ounces of silver, and 38 million pounds of copper. The Company shares trade on the Toronto exchange under the symbol KNV, on the NASDAQ under the symbol KNVCF, and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol CNV. For additional information, please contact Shelley Thompson at (303) 296-3200.

                    CONSOLIDATED NEVADA GOLDFIELDS CORPORATION

                            N E W S  R E L E A S E


DENVER, COLORADO - SEPTEMBER 22, 1997
#97-019
5:00 PM MDT

        CONSOLIDATED NEVADA GOLDFIELDS CORPORATION CLOSES US$7.5 MILLION
                              CONVERTIBLE DEBENTURE

Consolidated Nevada Goldfields Corporation (CNGC) announced today that it has closed a US$7.5 million, 10% Convertible Unsecured Debenture ("the Debentures") with four of its major shareholder groups.

The Debentures are convertible at a conversion price of Cdn$0.77 per share, into 13,593,510 fully paid and non-assessable common shares of the Company, subject to adjustment in accordance with the Debentures. The Debentures also contain an automatic conversion feature, triggered if the weighted average price at which the common shares trade on The Toronto Stock Exchange, during 20 consecutive trading days, is not less than Cdn$1.50. Interest is payable semiannually, commencing on March 12, 1998 with principal due and payable on September 12, 2002.

The proceeds from the Debentures will be used by the Company to pay down US$982,500 of previously issued shareholder promissory notes, for general corporate purposes, and to accelerate the pace of capital investment in the Company's Mexican operations. In addition, a portion of the proceeds were used to acquire 180,000 ounces of gold reserves from Electra Gold Limited and its subsidiaries, as previously announced. The purchase price for these reserves was US$2,000,000, payable US$500,000 in cash and US$1,500,000 in shares of CNGC.

Alex Bissett, President and Chief Executive Officer, stated he is pleased with the strong support from the shareholder group of CNGC. He also stated the Debenture transaction is a positive statement of long-term commitment by CNGC shareholders.

Consolidated Nevada Goldfields Corporation is a Denver-based, international mining company with six producing mining properties and over 1,300 employees. The Company reserves include 740,000 ounces of gold, 51 million ounces of silver, and 38 million pounds of copper. The Company shares trade on the Toronto exchange under the symbol KNV, on the NASDAQ under the symbol KNVCF, and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol CNV. For additional information, please contact Shelley Thompson at (303) 296-3200.

                    CONSOLIDATED NEVADA GOLDFIELDS CORPORATION

                            N E W S  R E L E A S E


DENVER, COLORADO - SEPTEMBER 24, 1997
#97-020
5:00 PM MDT


                   CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                     WINS SAFETY AWARDS AT AURORA OPERATION

Consolidated Nevada Goldfields Corporation (CNGC) announced today that for the second consecutive year, its Aurora operation, located 28 miles southwest of Hawthorne, Nevada, has been selected to receive the following safety awards from the Nevada Mining Association (NMA):

               -    First Place - Small Open-Pit Mine
               -    First Place - Small Underground Mine

The awards were presented at the NMA Convention in South Lake Tahoe on September 6, 1997. The CNGC Aurora unit, with only 45 employees, has a history of safe and environmentally sound operation. Recently, CNGC acquired a neighboring Aurora Partnership property from Electra Gold Ltd., which will increase the reserves at Aurora by 180,000 ounces of gold.

Consolidated Nevada Goldfields Corporation is a Denver-based, international mining company with six producing mining properties and over 1,300 employees. The Company reserves include 740,000 ounces of gold, 51 million ounces of silver, and 38 million pounds of copper. The Company shares trade on the Toronto exchange under the symbol KNV, on the NASDAQ under the symbol KNVCF, and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol CNV. For additional information, please contact Shelley Thompson at (303) 296-3200.

                    CONSOLIDATED NEVADA GOLDFIELDS CORPORATION

                            N E W S  R E L E A S E


DENVER, COLORADO - OCTOBER 27, 1997
#97-021
5:00 PM MST


                   CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                         APPOINTS TWO CORPORATE OFFICERS

Consolidated Nevada Goldfields Corporation (CNGC) announced today the appointment of James S. Stirbis Jr., as Corporate Secretary and Treasurer and Michael Clarke as Vice President of Exploration.

James S. Stirbis, Jr. formerly held the position of Corporate Controller at CNGC. Stirbis has been with the Company since April 1996 and now has responsibility for all corporate financial matters. Prior to that, Stirbis was a Supervising Senior at KPMG Peat Marwick, responsible for manufacturing, retail and distribution in Chemicals and Energy, auditing several precious and base-metal clients in the mining industry. Stirbis received his Bachelor of Science degree in Accounting, as well as a Master of Accountancy from the University of Denver. He is a registered Certified Public Accountant in the state of Colorado.

Michael Clarke comes to CNGC from Cyprus Amax Corporation, where he worked as District Manager of Western Canada, District Manager of Mexico, and Senior Geologist. His duties at Cyprus included world-wide evaluation of acquisition candidates, as well as building and carrying out gold and copper exploration programs in Western Canada and Mexico. Prior to his nine years at Cyprus, Clarke spent seven years in Mexico as General Manager of Exploration for Luismin. Clarke holds a Bachelor of Science degree in Geology, as well as a Ph.D. in Geology from the University of Arizona. He is fluent in Spanish, and brings excellent work experience in Latin America. Mike Clarke is well-qualified to head up exploration efforts at CNGC, including evaluation of the mineral potential of the Company's vast land holdings.

These appointments are part of a continuing program at CNGC to strengthen management and improve financial performance.

Consolidated Nevada Goldfields Corporation is a Denver-based, international mining company with six producing mining properties and over 1,300 employees. The Company reserves include 740,000 ounces of gold, 51 million ounces of silver, and 38 million pounds of copper, with additional resources of almost 3 million gold equivalent ounces. The Company shares trade on the Toronto exchange under the symbol KNV, on the NASDAQ under the symbol KNVCF, and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol CNV. For additional information, please contact Shelley Thompson at (303) 296-3200.

                    CONSOLIDATED NEVADA GOLDFIELDS CORPORATION

                            N E W S  R E L E A S E


DENVER, COLORADO - NOVEMBER 19, 1997
#97-022
10:00 AM MDT


       CONSOLIDATED NEVADA GOLDFIELDS CORPORATION ANNOUNCES EXTRAORDINARY
                  RESOLUTION BY 3% CONVERTIBLE DEBENTUREHOLDERS


Consolidated Nevada Goldfields Corporation (CNGC) announced today that it has received approval from the requisite number of holders of its 3% Convertible Subordinated Debentures currently outstanding (the "Debentures") issued in March 1994 with respect to the reduction of the conversion price of the Debentures from Cdn.$1.20 to Cdn.$0.72 per share and with respect to the automatic conversion of the Debentures at the reduced exercise price to be effective on November 21, 1997. The principal amount of the Debentures currently outstanding is Cdn.$13,617,000 which will result in the issuance upon conversion of an additional 7,565,001 common shares, and in the aggregate, 18,912,500 common shares of the Company, representing approximately 5.65% of the Company's issued and outstanding share capital.

The automatic conversion of the Debentures and the reduction of the exercise price are being effected in connection with CNGC's efforts to reduce its outstanding debt. No additional amount will be payable in respect of the Debenture following such conversion.

Consolidated Nevada Goldfields Corporation is a Denver-based, international mining company with six producing mining properties and over 1,300 employees. The Company reserves include 740,000 ounces of gold, 51 million ounces of silver, and 38 million pounds of copper. The Company shares trade on the Toronto exchange under the symbol KNV, on the NASDAQ under the symbol KNVCF, and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol CNV.

For additional information please contact Consolidated Nevada Goldfields Corporation, Alex Bissett, President and Chief Executive Officer at
(303) 296-3200.

                    CONSOLIDATED NEVADA GOLDFIELDS CORPORATION

                            N E W S  R E L E A S E



DENVER, CO - NOVEMBER 26, 1997
#97-023
5:30 PM MST


   CONSOLIDATED NEVADA GOLDFIELDS CORPORATION ANNOUNCES THIRD QUARTER RESULTS


                            Three Months Ended       Nine Months Ended
                               September 30,           September 30,

                              1997      1996         1997          1996
                              ----      ----         ----          ----
Ounces of Gold Sold          16,226     10,171        45,897      40,433
Ounces of Silver Sold       420,206      4,597     1,336,923      11,622
Pounds of Copper Sold     2,502,825     90,479     4,827,073     202,930
Revenue (000's US$)         $ 8,585    $ 3,565     $  25,520     $14,208
Net Loss (000's US$)        $(7,126)   $(2,543)    $ (15,366)    $(7,743)
Net Loss per Share          $ (0.05)   $ (0.05)    $   (0.12)    $ (0.14)


Consolidated Nevada Goldfields Corporation announced that during the third quarter ending September 30, 1997 it reported a net loss of $7,126,000 or $0.05 per share on revenues of $8,585,000 from the sale of 16,226 ounces of gold, 420,206 ounces of silver, and 2.5 million pounds of copper, compared to a net loss of $2,543,000 or $0.05 per share on revenues of $3,565,000 from the sale of 10,171 ounces of gold, 4,597 ounces of silver, and 90,479 pounds of copper, for the comparable period last year. Included in the net loss were non-cash charges for depletion, depreciation, and amortization of $2,839,000 and $1,426,000, respectively. For the nine months ended September 30, 1997, the Company reported a net loss of $15,366,000 or $0.12 per share on revenues of $25,520,000 from sales of 45,897 ounces of gold, 1,336,923 ounces of silver and 4.8 million pounds of copper compared to a net loss of $7,743,000 or $0.14 per share on revenues $14,208,000 from the sale of 40,433 ounces of gold, 11,622 ounces of silver and 202,930 pounds of copper for the comparable period last year. Included in the net loss were non-cash charges for depletion, depreciation, and amortization of $8,463,000 and $6,282,000, respectively.

OPERATIONS

PACHUCA
During the quarter the Pachuca operation mined and processed 88,081 tonnes of ore, from which 399,923 ounces of silver and 1,616 ounces of gold were produced. Plugging in a seven-kilometer tailings line, installed decades ago, caused production to reach a plateau of about 1,200 tonnes per day. Plans call for the replacement of this line with a 10-inch HDPE pipe that has been engineered to carry a minimum of 2,400 tonnes per day. With installation of this new tailings line, the Company expects Pachuca will be able to continue its plan to reach full annual production of 5.4 million ounces of silver and 25,000 ounces of gold by mid-1998.

NIXON FORK
The Nixon Fork mine, located near McGrath, Alaska, produced 9,433 ounces of gold during the quarter. The operation experienced difficulties in keeping a full complement of skilled workers onsite due to competition from new underground mines in Alaska. This caused ore-production shortfalls, resulting in less-than-anticipated gold production. Underground drilling at the Crystal Garnet mine delineated ore one level below the formerly existing reserve. It is unknown at this time how deeply ore mineralization in the Crystal Garnet mine extends.

AURORA
The Aurora mine, located southwest of Hawthorne, Nevada, produced 3,183 ounces of gold during the quarter. Production was down from the second quarter due to a slide in the Chesco pit, which forced mining to divert to the lower-grade Ann pit for a portion of the quarter. The Company completed acquisition of the neighboring Humboldt deposit, with reserves of approximately 180,000 ounces. A pre-feasibility study has shown that this new reserve, coupled with the existing Aurora reserve, is anticipated to provide a sound economic base to expand the throughput of the plant from 350 to 700 tonnes per day.

EL BAZTAN
During the quarter, El Baztan operations mined and processed 23,214 tonnes of ore, from which 791,000 pounds of copper and 405 ounces of gold were produced. El Baztan normally operates three of four grinding mills; however, during the quarter, the operation was hampered because of cracked trunnions on two of these grinding mills. As a result, the operation experienced lower-than-expected copper production.

BARITA DE SONORA
The Barita de Sonora operation in the state of Sonora, Mexico, has experienced continued operating losses during the past year, and the Company has made the decision to place the operation on standby. The Company is examining the alternatives of either moving the barite-grinding operation to the east coast of Mexico, with raw barite being supplied from the Sonora mine, or selling the operation. The Company has received expressions of interest from potential buyers.

MAGISTRAL DEL ORO
The Magistral del Oro operation in the state of Durango, Mexico, had been reprocessing tailings from a gold mine which closed in 1962. These gold-bearing tailings had been agglomerated and stacked for heap leaching. With the prevailing market price of gold, the operations can no longer support the cost of handling, agglomerating, and stacking these tailings. Over the past 12 months, only leaching operations have been carried out. These have provided very small, but positive cash flow from the operation. Recently, gold production diminished to a point that it could no longer support the cost, and the decision has been made to place the Magistral del Oro operation on standby.

The Company can provide no assurance that the alternatives currently being examined will result in the recovery of the carrying value of the Magistral del Oro and Barita de Sonora properties, and the Company is currently estimating what impairment, if any, will be recorded in the fourth quarter.

FINANCING

Previously, the Company announced it signed an indicative term sheet with Standard New York, Inc. and Standard Bank London Limited (Standard) to provide a credit facility consisting of $30 million in term debt and a related $15 million hedging facility. The previously announced terms of the credit facility, stating the corporate debt would be secured by the assets of corporation, remain; however, Standard has notified the Company that a completion guarantee will be required by a major shareholder of the Company as a condition to obtaining this financing. Upon meeting certain economic and legal completion covenants, the shareholder guarantee would be released. The Company can provide no assurance that such major shareholder will provide the guarantee required by Standard.

LAND POSITION

In November 1995, the Company entered into a mining and exploration lease on 46,000 acres of land adjacent to its Nixon Fork mine ("Doyon Leasehold"). The Company has not made the cash payment of $888,889 currently due and has entered into preliminary negotiations with the lessor to restructure the remaining cash payment. Additionally, a payment of 536,684 common shares is due April 30, 1998. A third party has expressed an interest in entering into a joint venture to explore the district which would also provide funding for the cash payment. There can be no assurance these alternatives will be available at terms acceptable to the Company or at all.

MAILING TO CANADIAN SHAREHOLDERS

Due to a current mail strike in Canada, the Company has not yet mailed the Quarterly Report to Shareholders for the Three Months Ended September 30, 1997 to its Canadian shareholders. Canadian shareholders wishing to obtain such information and results may contact the Company at the telephone number indicated below. When mail service resumes in Canada, the Company will mail the financial results to its Canadian shareholders.

Consolidated Nevada Goldfields Corporation is a Denver-based, international mining company with six producing mining properties and over 1,300 employees. The Company reserves include 740,000 ounces of gold, 51 million ounces of silver, and 38 million pounds of copper. The Company shares trade on the Toronto exchange under the symbol KNV, on the NASDAQ under the symbol KNVCF, and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol CNV.

For additional information please contact Consolidated Nevada Goldfields Corporation, Alex Bissett, President and Chief Executive Officer at
(303) 296-3200.